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                            March 28, 2022

       Steven Kobos
       President and Chief Executive Officer
       Excelerate Energy, Inc.
       2445 Technology Forest Blvd., Level 6
       The Woodlands, TX 77381

                                                        Re: Excelerate Energy,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 16,
2022
                                                            File No. 333-262065

       Dear Mr. Kobos:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1, filed March 16,
2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 Gross Margin, page 90

   1. You disclose that the increase in gross margin for fiscal 2021 was due to LNG and natural gas sales in 2021.
However, we note the overall increase in gross margin in 2021 was also impacted by a $5.8
decline in gross margin from the increase in vessel operating expenses and depreciation and
amortization expenses exceeding the increase in related revenues from FSRU and terminal
services. Revise your disclosure to provide a more robust
                                                        discussion of the
reasons for the change in gross margin.
 Steven Kobos
FirstName  LastNameSteven Kobos
Excelerate Energy, Inc.
Comapany
March      NameExcelerate Energy, Inc.
       28, 2022
March2 28, 2022 Page 2
Page
FirstName LastName
Financial Statements of Excelerate Energy Limited Partnership for Fiscal Year Ended December
31, 2021
Note 10. Long-term debt, page F-25

2. Please revise to disclose how you accounted for the amendment of the Experience Vessel
         Financing agreement. Tell us in reasonable detail how your accounting for the amendment of the debt agreement and the amortization of the existing unamortized discount associated with the original debt complies with the guidance in ASC 470-50-40.
        You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Hillary Holmes